TITAN TRADING ANALYTICS INC.

RE:

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO PART 4.11 OF NATIONAL INSTRUMENT 51-102

TO:

Alberta Securities Commission

British Columbia Securities Commission

Deloitte & Touche LLP, Chartered Accountants

Collins Barrow Edmonton LLP, Chartered Accountants

DATED:

October 20, 2006

Pursuant to Part 4.11 of National Instrument 51-102, Titan Trading Analytics Inc. (the “Corporation”) hereby advises that Deloitte & Touche LLP, Chartered Accountants, has resigned as auditor of the Corporation effective October 20, 2006, and that the Corporation has received such resignation from Deloitte & Touche LLP.  The proposal and recommendation to appoint Collins Barrow Edmonton LLP, Chartered Accountants, as the successor auditor of the Corporation was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

The Corporation confirms that:

(a)

there have been no qualified opinions or denials of opinions by Deloitte & Touche LLP, Chartered Accountants, for any past fiscal year of the Corporation or for any period subsequent to the most recently completed fiscal period for which an auditor’s report was issued by Deloitte & Touche LLP, Chartered Accountants; and

(b)

the Corporation is of the opinion that there were no “reportable events” as defined in Part 4.11 of National Instrument 51-102, which occurred for any past fiscal year or for any period subsequent to the most recently completed fiscal period of which an auditor’s report was issued.

In accordance with Part 4.11 of National Instrument 51-102, the Corporation requests that Deloitte & Touche LLP and Collins Barrow Edmonton LLP each furnish a letter stating whether, based on present knowledge, your firms agree with the information contained in this letter.  If you disagree with the information contained in this letter, please specify your reasons.

Please address your letters to the British Columbia Securities Commission and the Alberta Securities Commission with a copy to the TSX Venture Exchange and return to the Corporation within twenty days after the date of this notice letter.

TITAN TRADING ANALYTICS INC.

Per:  Kenneth Powell, President & CEO